Mail Stop 3561

January 8, 2009

By Facsimile and U.S. Mail

Mr. Eduard Jaeger
President and Chief Executive Officer
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, California 90245

> **Re:** **Ironclad Performance Wear Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 0-51365**

Dear Mr. Jaeger:

We have reviewed your supplemental response letter dated November 26, 2008 as well as your filings and have the following comment. As noted in our comment letter dated November 18, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 3. Accounting Policies, page 31

Segment Information

1.   We note your response to prior comment 1 and the proposed footnote disclosure. In order to better understand the response, we held a discussion with your Interim CFO on January 7, 2009. Your Interim CFO communicated to us that internal discrete financial information on your work gloves and apparel operations detailing net sales and gross margin performance is prepared and regularly reviewed by the CEO who appears to be the chief operating decision maker. As such, it appears you have two operating segments, "work gloves" and "apparel" operations, instead of one operating segment as

you indicated in your prior response dated October 23, 2008. Further, the two operations apparently have significantly dissimilar economic characteristics based on our discussion with your Interim CFO using 2008 gross margins financial information. In light of this additional information, we believe you should provide all of the required segment disclosures in accordance with SFAS 131. If you rely on paragraph 17 of SFAS 131 in aggregating the two segments, explain to us how you meet the aggregation criteria within that paragraph for aggregation and provide transparent disclosures to that fact with your basis in future filings. Refer to paragraph 6 of EITF 04-10. Please show us what your revised disclosure will look like.

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Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief